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OneLink Communications Inc.

Exhibit 11

Computation of Earnings Per Common Share

    Net income (loss) per common share is calculated based on the net income or net loss for the respective period and the weighted average number of common shares outstanding during the period. Common Stock equivalents (options and warrants) are anti-dilutive for the respective three and nine month periods ended September 30, 1999 and 1998.

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Exhibit 11